UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
- ☑ Check box if Amendment is material and investors must reconfirm within five business days. Company is hereby extending its campaign until December 7, 2020.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Brass Clothing LLC

Legal status of issuer

 Form
 Limited Liability Company

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 May 16, 2018

Physical address of issuer
423 West Broadway Suite 300, Boston, Massachusetts 02127, USA

Website of issuer
https://brassclothing.com/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
December 7, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$479,667	$325,158
Cash and Cash Equivalents	$9,654	$19,665
Accounts Receivable	$0	$0
Short-term Debt	$1,117,822	$350,063
Long-term Debt	$0	$174,698
Revenues/Sales	$2,489,023	$2,036,263
Cost of Goods Sold*	$898,648	$581,600
Taxes Paid	$0	$0
Net Income	-$438,552	-$478,338

* This reflects the cost of revenues.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Katelyn Demo
_____
(Signature)

Katelyn Demo
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Katelyn Demo
_____
(Signature)

Katelyn Demo
_____
(Name)

Manager
_____
(Title)

October 29, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)


October 29, 2020

Brass Clothing LLC

BRASS

Up to $500,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)


Brass Clothing LLC ("**Brass Clothing**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $500,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $500,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by December 7, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://brassclothing.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/brass-clothing

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that

the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.
SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Brass Clothing LLC is a Delaware limited liability company formed on May 16, 2018. Prior to its formation in Delaware, the Company was a Massachusetts LLC from 2014 to 2018.

The Company is located at 423 West Broadway Suite 300, Boston, Massachusetts 02127, USA.

The Company's website is https://brassclothing.com/

The Company conducts business in all 50 U.S. states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba "Republic" website under https://republic.co/brass-clothing and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000*
Maximum amount of Units of Crowd SAFEs being offered	500,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	500,000*
Purchase price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	150.00^+$
Offering deadline	December 7, 2020
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150.00	$9.00	$141.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$500,000	$30,000	$470,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company is currently in a debt recovery agreement with a debt collector.
The Company entered into a loan agreement with CircleUp and was unable to pay on time. The debt has been transferred to American Recovery Service Incorporated who has agreed to settle the debt for $250,000. If the Company fails to make any scheduled payments, the creditor may call the original balance due of $400,000.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the

Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred unit holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore potential purchasers should not assume that they are guaranteed a return of their investment amount.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Brass Clothing is a womenswear brand and multi-faceted digital platform connecting women taking on the workplace. Brass Clothing provides customers incredible product, service, content and opportunities to connect.

Business Plan
We sell our products in the Direct-to-Consumer marketplace. We plan to drive traffic to our products through online marketing campaigns.

The Company's Products and/or Services

Product / Service	Description	Current Market
Womenswear	Professional, polished and confidence-boosting clothing for women both in and out of the workplace.	Direct-to-Consumer; Millennials, younger Gen X.
Community-led Styling, Fit-Advice, Networking	The Brass Clothing Facebook group, The Brass Guild, is our online community. It is a digital rallying place and virtual fitting room for our most engaged customers. It is a space where product releases are announced, fit and styling tips are shared and customer-to-customer interactions on all things Brass Clothing and beyond take place.	Direct-To-Consumer; Millennials, younger Gen X.

Competition
Our competitors include M.M.Lafleur, ADAY, Modern Citizen, Ann Taylor.

Customer Base
We sell our products in the Direct-to-Consumer marketplace. Our customer base includes Millennials and younger Gen Xers. Women between the ages of 28 and 45. We focus attention on consumers across the entire country, serving working women both within and between the coastal urban centers of New York, Washington D.C. and San Francisco.

Supply Chain
We source our products through different high-quality third-party providers none of which we are dependent upon. We also hire our software engineers through different third-party providers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86881687	Women's clothing, namely, dresses, tops, bottoms.	BRASS	1/21/2016	4/18/2017	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not aware of any threatened or actual litigation against it.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds (See Description Below)	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	6%	$1,500	6%	$30,000
Acquisition & Retention Marketing	94%	$23,500	64%	$320,000
Product Development	0%	0	30%	$150,000
Total	**100.00%**	**$25,000**	**100.00%**	**$500,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Acquisition & Retention Marketing
We plan to use these proceeds for advertising on various platforms including Facebook, Instagram, and other social media platforms to target our demographic and drive new customer acquisition.

Product Development
We plan to use these proceeds for the development and production of products offered on our website. Such development will include researching the newest designs and fashions, as well as the latest technology in materials.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

BOARD OF MANAGERS

The members of the board of managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Katelyn Demo	President	Brass Clothing - Co-Founder. 2015 - Present	MBA - University of Massachusetts, Boston Class of 2012 Bachelor's in Marketing - Providence College

Katelyn Demo

Katie Demo founded Brass Clothing with her business partner Jay Adams in September 2014. Brass Clothing is a majority women-owned business that values working with expert factories to make high-quality women's clothing.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Katelyn Demo	President	Brass Clothing - Co-Founder. 2015 - Present	MBA - University of Massachusetts, Boston Class of 2012. Bachelor's in Marketing - Providence College
Genevieve Rudin	Chief Creative Officer	Brass Clothing - Chief Creative Officer. 2019 - Present Where Mountains Meet - Co-Founder and Creative Director. 2015-2019	Bachelor's in Fashion Design - Washington University in St. Louis Class of 2012

Genevieve Rudin
Designer and entrepreneur with 8 years of experience in the fashion industry. Sets Creative Direction for Brass Clothing, leads R&D and production, co-manages business development and strategic initiatives to drive growth. Bachelor of Fine Arts from Washington University in St. Louis.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of securities:

Type/Class of security	Common Units
Amount Authorized	6,721,542
Amount Outstanding	4,650,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Common Units, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	77.22%

Type/Class of security	Preferred Units
Amount Authorized	778,458
Amount Outstanding	778,458
Voting Rights	Yes
Anti-Dilution Rights	Preferred Units have anti-dilution rights with respect to certain recapitalizations of the Company's securities. In addition, preferred holders have a right of first offer for any sale of securities, which has been waive with respect to this Offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional Preferred Units, which would dilute the Securities. Additionally, the preferred holders may convert their securities, which would dilute the Common Unit holders. For purposes of calculating the percentage below, an estimated on-conversion basis has been used.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.93%

Type/Class of security	Employee Pool
Amount Authorized	650,000
Amount outstanding/Face Value	306,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The employee pool is being shown here as if all units reserved for issuance or actually issued had been issued. The Company could expand the pool or issue additional units, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.08%

Type/Class of security	Convertible Notes
Face Value	$116,222
Estimated Units Needed for Conversion	154,216
Voting Rights	Yes (but only upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The outstanding convertible securities may convert to units in the future, which would dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.56%
Other Rights	Interest on the note has been calculated as of June 12, 2020 but it will continue to accrue interest which will further dilute the Securities.

Type/Class of security	SAFEs
Face Value	$100,000
Estimated Units Needed for Conversion	132,694
Voting Rights	Yes (but only upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The outstanding convertible securities may convert to units in the future, which would dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.21%

Other Rights	The total face value of all SAFEs is $100,000 with 2 SAFEs at $50,000 each. The SAFEs have a valuation cap of $3,500,000 and a 20% discount

The Company has the following debt outstanding:

Creditor	CircleUp Network Inc./ American Recovery Service
Amount outstanding	$239,750.00
Interest Rate and Amortization Schedule	N/A – See Material Terms below
Other Material Terms	The Company entered into a loan agreement with CircleUp and was unable to pay on time. The debt has been transferred to American Recovery Service Incorporated who has agreed to settle the debt for $250,000 (as of March 17, 2020), paid over time as follows: (i) $2,750 due each month starting March 2020 until February 2021; then (ii) $9,000 due each month until August 2021; then (iii) $13,500 due each month until July 2022; and (iv) a final payment of $14,500 in August of 2022. If the Company fails to make any scheduled payments, the creditor may call the original balance due of $400,000.
Maturity Date	August 30, 2022

Creditor	Eastern Bank
Amount outstanding	$36,649.44
Interest Rate and Amortization Schedule	11%
Other Material Terms	This loan is a revolving loan with a variable interest rate of 6.49% plus the bank's base rate, which is adjusted daily. The interest rate above is an estimate only.
Maturity Date	None

Creditor	Reliant Funding
Amount outstanding	67,481.23
Other Material Terms	The Company sold its rights to receive future revenues for a total fee of $110,000. The Company is required to pay the lender $40 on each business day until the purchase amount is repaid in full.
Maturity Date	There is no formal maturity date. The Company pays $40 each business day until the amount outstanding is paid.

Creditor	Shopify Capital
Amount outstanding	47,550.87
Interest Rate and Amortization Schedule	10%
Other Material Terms	The Company received $100,000 as a loan and it is repaying the lender 10% of its revenues until it has repaid the lender $110,000.
Maturity Date	N/A

Creditor	Capital One
Amount outstanding	$18,822.24
Interest Rate and Amortization Schedule	29.4%
Other Material Terms	APR is variable
Maturity Date	Monthly Payments

Creditor	Chase
Amount outstanding	$0
Interest Rate and Amortization Schedule	29.24%
Other Material Terms	APR is variable
Maturity Date	Monthly Payments

Creditor	American Express
Amount outstanding	$2,838.16
Interest Rate and Amortization Schedule	29.24%
Other Material Terms	APR is variable
Maturity Date	Monthly Payments

Creditor	Katie Demo*
Amount outstanding	66,733.52
Interest Rate and Amortization Schedule	0.00%
Maturity Date	December 31, 2021

Creditor	Jay Adams*
Amount outstanding	$54,810.28
Interest Rate and Amortization Schedule	0.00%
Maturity Date	December 31, 2021

Creditor	John Busch*
Amount outstanding	$174,698
Interest Rate and Amortization Schedule	5.00%
Maturity Date	December 31, 2020

See Related Persons Transactions Section

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Katelyn Demo	1,750,000/Common Units	28.24%
Genevieve Rudin	1,286,458/Common Units	22.95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Brass Clothing LLC (the "Company") was formed on May 16, 2018 under the laws of the State of Delaware, and is headquartered at 423 West Broadway Suite 300, Boston, Massachusetts 02127, USA. Brass Clothing is a womenswear brand and multi-faceted digital platform connecting women taking on the workplace. Brass Clothing provides customers incredible product, service, content and opportunities to connect.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

The Company had $3,367.56 in cash as of October 27, 2020. The company is currently operating at breakeven and expects to do so into the future.

The Company has $216,222 in convertible notes outstanding.

The Company has authorized 6,721,542 shares of Common Units, 6,456,000 of which are issued and outstanding. The Company has authorized 778,458 shares of Series Seed 1 Preferred Units, 778,458 of which are issued and outstanding.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$50,000	1 Convertible Note	General Operations	June 12, 2020	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	General Operations	June 15, 2020	Section 4(a)(2)
SAFE	$116,222	1 SAFE	General Operations	March 30, 2020	Section 4(a)(2)
Preferred Units	$250,000	250,000	General Operations	June 27, 2018	Section 4(a)(2)
Preferred Units	$250,000	250,000	General Operations	September 21, 2018	Section 4(a)(2)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $500,000 of the Securities under this Offering for a total of the Maximum Offering Amount. The Company is attempting to raise a minimum amount of the Target Offering Amount in this Offering with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b)), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $150.00.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Authorized Capitalization

Please refer to Capitalization and Ownership above for information on the capitalization of the Company.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Distributions

The Securities do not entitle the Investors to any distributions.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) The quotient of $3,500,000 divided by the aggregate number of issued and outstanding shares of membership units, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred units and all outstanding vested or unvested options or warrants to purchase membership units, but excluding (i) the issuance of all shares of units reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "*First Equity Financing Price*".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common units of the Company equal to the Purchase Amount divided by the quotient of (a) $3,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's membership units (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common units reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred units equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred units granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred units issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common units as determined in good faith by the Company's board of Managers at the time of the Dissolution Event),

(ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common units upon a Dissolution Event and (iii) and all holders of Common units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the membership units into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.
Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough membership units authorized to issue upon the conversion of the Securities, because the amount of membership units to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any manager or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- The Company's Founder Katelyn Demo has loaned the Company $66,521. The Loan has no interest and matures December 31, 2021.

- The Company's Founder Jay Adams has loaned the Company $40,000. The Loan has no interest and matures December 31, 2021.

- The Company's Founder John Busch has loaned the Company $174,698. The Loan has a 5% interest rate and matures December 31, 2020.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Brass Clothing LLC

(a Delaware Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Brass Clothing LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 8, 2020

To: Board of Directors of Brass Clothing LLC
Attn: Katelyn Demo, CEO

Re: 2018 and 2019 Financial Statement Review
Brass Clothing LLC

We have reviewed the accompanying financial statements of Brass Clothing LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

BRASS CLOTHING LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	9,654	$	19,665
Prepaid expenses		3,500		0
Inventory		450,953		299,171
Deposits		12,981		3,666
Total Current Assets		477,088		322,502
Fixed Assets				
Furniture and equipment		6,429		5,330
Accumulated depreciation		(3,850)		(2,674)
Total Fixed Assets		2,579		2,656
Total Assets	$	479,667	$	325,158
LIABILITIES AND MEMBERS' CAPITAL				
Current Liabilities				
Accounts payable	$	147,753	$	116,441
Accrued expenses		74,679		115,004
Accrued interest		13,134		8,951
Gift cards		103,598		53,356
Related party advances		90,647		56,311
Short term loans		688,011		0
Total Current Liabilities		1,117,822		350,063
Long-Term Liabilities				
Long-term loans		0		174,698
Total Liabilities		1,117,822		524,761
MEMBERS' CAPITAL				
Members' Equity		507,500		507,500
Net Income (Loss)		(1,145,655)		(707,103)
Total Members' Capital		(638,155)		(199,603)
Total Liabilities and Members' Capital	$	479,667	$	325,158

The accompanying notes are an integral part of these financial statements.

BRASS CLOTHING LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	**2018**
Revenues	$ 2,489,023	$ 2,036,263
Less: Discounts	(319,567)	(424,505)
Less: Returns	(336,665)	(315,284)
Net Revenue	1,832,791	1,296,474
Cost of revenues	898,648	581,600
Gross profit (loss)	934,143	714,874
Operating expenses		
Advertising and marketing	531,000	421,700
General and administrative	346,494	284,977
Payroll	297,908	198,839
Professional fees	163,118	262,327
Depreciation	1,176	926
Total operating expenses	1,339,696	1,168,769
Net Operating Income (Loss)	(405,553)	(453,895)
Interest Expense	32,999	24,443
Net Income (Loss)	($438,552)	($478,338)

The accompanying notes are an integral part of these financial statements.

BRASS CLOTHING LLC
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Members' Equity	Net Income (Loss)	Total Members' Capital
Balance as of January 1, 2018	$ 7,500	$ (228,765)	$ (221,265)
Member Contributions	500,000	0	500,000
Net Income (Loss)	0	(478,338)	(478,338)
Balance as of December 31, 2018	507,500	(707,103)	(199,603)
Net Income (Loss)	0	(438,552)	(438,552)
Balance as of December 31, 2019	$ 507,500	$ (1,145,655)	$ (638,155)

The accompanying notes are an integral part of these financial statements.

BRASS CLOTHING LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (438,552)	$ (478,338)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	1,176	926
Changes in operating assets and liabilities:		
(Increase) Decrease in prepaid expenses	(3,500)	0
(Increase) Decrease in inventory	(151,782)	(183,902)
(Increase) Decrease in deposits	(9,315)	0
Increase (Decrease) in accounts payable	31,312	114,674
Increase (Decrease) in accrued expenses	(40,325)	21,695
Increase (Decrease) in accrued interest	4,183	6,840
Increase (Decrease) in gift cards	50,242	45,323
Increase (Decrease) in related party advances	34,336	45,798
Net cash used in operating activities	(522,225)	(426,984)
Cash Flows from Investing Activities		
Purchase of equipment	(1,099)	(1,400)
Net change in cash from investing activities	(1,099)	(1,400)
Cash Flows from Financing Activities		
Issuance of loans	513,313	0
Repayment of loans	0	(55,000)
Member contributions	0	500,000
Net change in cash from financing activities	513,313	445,000
Net change in cash and cash equivalents	(10,011)	16,616
Cash and cash equivalents at beginning of period	19,665	3,049
Cash and cash equivalents at end of period	$ 9,654	$ 19,665

The accompanying notes are an integral part of these financial statements.

BRASS CLOTHING LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

BRASS CLOTHING LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Massachusetts on June 2, 2014. The Company was merged into a Delaware entity of the same name on May 16, 2018. The Company designs, makes, and sells women's clothing. The Company's headquarters are in Boston, Massachusetts. The company began operations in 2014.

Since Inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Any changes in U.S. trade policy could trigger retaliatory actions by affected countries, resulting in 'trade wars,' in increased costs for goods imported into the United States, which may reduce customer demand for the products if the parties having to pay those tariffs increase their prices, or in trading partners limiting their trade with the United States. During the years presented in the financial statements the Company was negatively affected by tariffs that have since been relaxed.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $9,654 and $19,665 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling clothing. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $1,832,791 and $1,296,474 respectively in net revenue after sales returns and discounts.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists of materials to make products as well as finished products and is stated at the lower of cost or net realizable value. As of December 31, 2019 and 2018 the Company had $450,953 and $299,171 in inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment and furniture. Depreciation is calculated using the straight line method over a period of 5 years. As of December 31, 2018 and 2017 the Company had $2,579 and $2,656 in net fixed assets.

NOTE 4 – DEBT

In April 2019 the Company entered into a revolving loan with a simple interest rate of prime plus 4 percentage points, which is 9.5% as of the date of issuance. As of December 31, 2019 the balance of this loan was $363,750 including principal and interest. The terms of the loan were modified subsequent to December 31, 2019 (see Note 10).

In October 2019 the Company entered into an agreement to sell $153,890 worth of future revenues for a price of $110,000, less an origination fee of $2,200. The Company will pay $610.67 per day, and if that is less than the total receipts for the month, the purchaser of the rights will refund any payments that exceed 50% of revenues. If the Company is unable to make the fixed payments due to the Company's good-faith inability in the operations of its business to generate sufficient receipts it is not considered a breach of the agreement.

In 2019 the Company entered into a short-term loan secured by future credit card revenues for $100,000, with a fee of $10,000. The payments for this loan are automatically taken out of revenues generated though the credit card processor.

In January 2017 the Company entered into a loan for a total of $210,578 with an interest rate of 5% per annum. The maturity date of the loan is December 20, 2020.

NOTE 5 – RELATED PARTY

From time to the related parties advance money to the Company, with no interest rate and maturity date. The related party advances totaled $90,647 and $56,311 as of December 31, 2019 and 2018, respectively.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 7 – MEMBERS' CAPITAL

Members' Equity

The Company has Common Units and Preferred Pre-Seed Units. The Company has 3,500,000 common units issued and outstanding and 500,000 preferred pre-seed units issued as of December 31, 2019 and 2018. 3,160,000 common units were issued for a total of $7,500 prior to 2018. In 2018 the Company issued 500,000 preferred pre-seed units for a price of $500,000. The Company issued 400,000 common units as options (see Note 8).

For years ending December 31, 2019 and 2018, members of the company have contributed $507,500 to the Company. Contributions or withdrawals from the Company by the members have been and will be accounted for on the balance sheet under "Members' Equity".

NOTE 8 – OPTIONS

The Company has an option pool for common units totaling 400,000. Of the 400,000, 60,000 have been issued. The options vest over a period of either 1.5 or 2 years.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

In June 2017 the Company entered into a lease with an expiration date of November 2020. In July 2019 the Company entered into a lease with an expiration date of August 2020. The minimum lease payments through the end of the leases by year are as follows:

Year		Amount
2020	$	83,603

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Settlement Offering

On March 17, 2020 the Company received an offer to settle a short-term loan (see Note 4) with a balance of $399,429 for a total of $250,000. The offer includes the Company paying $27,500 in 2020, $113,500 in 2021, and $109,000 in 2022.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through June 8, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D

Offering Page found on Intermediary's Portal.





Company Name	Brass Clothing

Logo	

Headline	A womenswear brand transforming ecommerce through community and connection.

Hero Image	

Tags	Female Founders, Fashion

Pitch text	## Summary

- 25K+ women own Brass: Theory-caliber product at affordable prices
- $5.2M in accrued revenue since launch; $1.8M in 2019
- Most engaged customers are members of Brass' digital community, The Guild
- The LTV of a customer in The Guild is 6x that of a Non-Guild customer
- Positioned for growth during the post-COVID shift in workplace dynamics
- 75% of raise funneled into digital marketing; 4x ROI by end of 2020
- Brass customers have committed ~$150K in capital alongside this round

Problem

Traditional ecommerce leaves women feeling overwhelmed and unsupported.

Shopping online can be a lonely, anxiety-inducing experience that leaves women worried about making the wrong choices and frustrated when they've wasted their time.

This problem is best illustrated by taking a look at a sample customer's experience, we'll call her Caroline:



Solution

Transforming ecommerce.

Brass provides affordable, high-quality clothes for the working woman and a high-touch online shopping experience she cannot get anywhere else.

The Brass mission is to serve women. Since inception Brass has pioneered the concept of building a functional wardrobe, filled with affordable, machine washable, low maintenance pieces that **do more** than change a woman's morning—they **save her time** for the big moments in life.


Laura One thing I love in general is that I don't question if I look "professional". I also love that the pieces are tasteful without being frumpy. Knowing the clothes are made with high quality materials makes them worth every penny.
Like · Reply · 1y
3

Brass doesn't stop at exceptional, value-driven product. We are differentiated by our dynamic online community that gives women the online shopping experience they crave and deserve.

Our digital community The Brass Guild, is transforming ecommerce by making it an empowering, enjoyable, efficient and informed experience.

Let's take a look at Caroline's experience shopping with Brass:


DELIGHTS
PAIN POINTS
Caroline hasn't made a Brass purchase yet. Her friend Amy tells her to join The Guild for an intro to the brand.
Caroline sees fellow Guildie, Emily, post a photo of her latest Brass purchase, The A-Line dress. Emily shares her measurements in her post. She shares that she wore the dress to an interview.
Caroline's intrigued, she loves the look of that dress, especially how it looks on another woman similar to her!
Caroline comments on the post sharing her own measurements, and asks for sizing advice. She gets 10 responses in 90 minutes, including a direct link to the A-Line page.
She's confident she has the info she needs to make the purchase.
The dress comes, it fits! Caroline posts her first selfie in The Guild. 14 comments in 30 minutes.
Caroline feels incredible, she loves her dress and her experience in The Guild. She makes another Brass purchase within 2 weeks.*
*Over the next 12 months, Caroline shops like a typical Guild member, purchasing every 6 weeks, and spending 6x more with Brass than a non-Guild customer

Product

Brass Clothing is a DTC womenswear brand + digital community.

We offer clothing, community and connection.

Our product assortment **is a hyper-edited collection of machine washable, work-to-weekend staples.** Over time we have developed heritage products that serve our customer's wardrobe. These easy-to-wear styles are our top selling products.



The Ponte Pant

- $660,000 in total revenue
- 8,100 units sold
- 1000+ customers with 2 pairs
- 430+ customer reviews

 **Elysa**   The black Ponte Pants make getting dressed for work so easy and comfortable for me. They're also the one pair of pants that doesn't loudly remind me if I've put on a little extra insulation for winter around the middle. I have two pairs (plus the cropped version) and there are weeks when I wear them 4 times (mostly because jeans are acceptable on the 5th day!). I'm not comfortable tucking a shirt into them, so I often wear structured shell tops with drapey cardigans in the summer, and long sweaters in the winter. For shoes, I can style them with just about anything, but particularly like tall grey boots, short camel-colored booties, and dark grey Rothy's points. Thank you, Brass, for helping me look polished on the days I'd much rather be on #teamnopants.

Like · Reply · 1y    3



The A-Line

$360,000 in total revenue

5,000 units sold

360+ reviews



Jennifer
May 11 at 5:32 PM · 😊

My new A-Line 2.0 came today and it is the perfect LBD. I love the
style so much. Timeless and so comfy. 🖤🖤🖤



The All-Day Set

- $270,000 in total revenue
- 4,000 units sold
- 120+ reviews

> **Christine** If I could pack only one outfit for a trip, it would be the All Day set. I have worn this on the airplane, to a business meeting, and then to a charity event all in one trip. It's so easy to dress up or down with a blazer, cardigan etc.
>
> Like · Reply · 1y   ♥ 2

Our digital community is a rallying place for women in the workforce: a place to discover our exceptional product, make informed purchasing decisions, share experiences and dress with confidence.

Take a look at this recent exchange in the Guild:

- Erin shared that she was **on the fence** about a **new top**.

> **Erin**   •••
> 23 hrs
>
> Ladies, tell me about the spring top! Is it a need? Looking at the rose color!
> I'm a size 8, 36DD, what size do you recommend?
>
> 👍 1   19 Comments

- She received **19 comments back within 2 hours** from **satisfied** customers who **love that top**.



Evie I absolutely love it, I just ordered a second. I'm 10-12 36DD and the L is perfect, so I'd say order M or your regular size.

Like · Reply · 22h    1



Nicole I have three from previous releases and all are part of my regular rotation 💛

Like · Reply · 22h

- They **encouraged her to buy** the top and **shared sizing tips and fit advice** which ensured **Erin ordered the right size the first time.**



Grace I have it in canvas and love it! I've been living in the spring top the past few weeks. I'm normally a medium and sized up to a large just because I normally like to wear looser tops, but the sizing recommendations on the website seem pretty spot-on.

Like · Reply · 22h    1



Erin Grace what size are you? I'm torn between the m and l too!

Like · Reply · 22h



Grace Erin I'm normally a 6-8 in dresses (and a 36C) and depending on the company, can wear anything from a small to a large in tops. Got a large in the spring top for a little extra drape but definitely could've gone with the medium

Like · Reply · 22h · Edited

↳ View 10 more replies



Rachel I have the grey from last year and I do love it. The curved hem is very flattering.

Like · Reply · 22h    1

Traction

23K+ women have Brass in their wardrobes.

- We've driven in over **$5.2M+ in accumulated revenue**.
- We've maintained **40% YoY growth with limited investment** and a **gross margin of 70%**.
- Average return rate of 16%

Our key differentiator is our digital community, The Guild.

- The **average** annualized **spend of each member was $1,073** in 2019.
- 84% of Guild members have placed **2 or more** orders to date.
- 31% of Guild members have placed **10 or more orders** to date.
- 48% of Guild members **have purchased 10 or more items** to date.

Impact of COVID-19.

Guild Customers have been more resilient than Non-Guild Customers during the 2020 COVID-19 period. They have generated:

- 27% of total revenue in February
- 41% of total revenue in March
- 47% of total revenue in April

Customers

Our Woman is a Force of Nature.

She is at the center of everything we do.

Some may say we're obsessed with her – and we are more than OK with that assessment. Here's why:

Our woman is quite literally making history.


Wendi
May 22, 2019
I wrote my first Senate testimony for a congressional witness! I'm creeping over my witness' shoulder 😆
Wore head to ankle Brass (suit and white all day tank!) and felt totally unstoppable. Thank you for making clothes that I can commute in, afford, wear all day, and kick ass in!

Previous generations of women had to pretend that they did not have lives at home, did not have families to raise and care for. They were forced to keep their personal and professional spheres separate. **Today's generation of women demand more.** They are setting a new standard and empowering future generations so they never have to choose between the two.

Her routine looks like this:



She gets her kids ready for daycare and herself ready for her day job. A physician, she is looking for clothes that are **wrinkle-resistant, machine washable** and **comfortable enough to get her through a 12-hour shift**.



At the hospital she sees patients, attends a lecture, presents at a seminar in the afternoon. **She deserves clothes that** pair together effortlessly and **make her look polished and feel confident.**



She is **full-throttle** at work and at home, and our job at Brass is to make living life just a little easier.

Brass allows her to **take the guesswork out of getting dressed**, boosting her confidence **so she can focus on things that really matter**.



> **Sarah**
> August 6, 2019
>
> Love traveling with my Brass. 🧳 #1 was a plane ride to TX and business meeting : ponte pants, best tank and suit blazer 🧳 #2 was meeting up with a gf at a wine bar afterwards: reversed the tank and ditched the blazer. Brass for the win!

Business Model

Growing our community will have an exponential impact on revenue.

Customers that join The Brass Guild spend 6x more than those who do not join The Guild.

Through hyper-targeted ad spend on Facebook, coupled with purposeful Guild-focused campaign initiatives, we will funnel women directly to The Guild.

	Guild Customer	Non-Guild Customer
Average annualized spend	$1,073	$178
Average frequency of purchases	Every 1.7 months	Every 5 months
2019 annualized Cash-on-Cash Return	7.65x	1.98x

The current climate gives us a **4-way advantage** to execute this strategy:

- Cost effective CACs to drive traffic within the Facebook platform
- Brand-loyal customers that market Brass for us
- People spending more time on social media, wanting to experience connection
- Comfortable, value-driven, wear-now-wear-later clothing

Market

$475B Market by 2022.

The ecommerce fashion industry generated $362B globally in 2019 and is projected to reach $475B by 2022.

Ecommerce clothing segment:



In the US, the womenswear market for **Brass's product categories** saw **revenues of $100B in 2019.**

This market includes both **professional wear** and **lifestyle product** categories. These **two markets have effectively merged** as a result of the COVID-19 pandemic, and it is likely to stay that way. **Brass is primed to take advantage of this new "supermarket", and our product philosophy has reflected this from day one.**


Post COVID-19
"supermarket"
Professional
Apparel
Brass offers clothing
for the
Workplace + Homespace
Lifestyle
Apparel
This "supermarket" had
revenues of $100bn in 2019
and is projected to grow
6.1% over next 5 years

Competition

Designed with real women in mind, and built to serve them every step of the way.

Through The Guild, we are redefining what it means to shop online. We have built the only community for ambitious and like-minded professional women to discover products, share ideas, and connect.



Several brands have tried to crack the code of polished and affordable workwear, but none sit at the intersection of price, quality, ease-of-care, and customer experience like Brass. Our product serves women from day to night, from work to weekend, with minimal fuss, maximum polish, machine-washability and a price tag that lets her dollars go farther.

Brass is uniquely positioned as a brand that offers both clothing + a suite of services that makes getting dressed and feeling confident a seamless, joy-filled, efficient experience. We actively focus our attention on consumers across the entire country, serving working women both within and between the coastal urban centers of New York, Washington D.C. and San Francisco.

Our competitors include M.M.Lafleur, ADAY, Modern Citizen, Ann Taylor and Theory.

Vision

Immediate Strategy: Grow Guild Membership

In Q3 and Q4 of 2020 we will invest a minimum of $220K into hyper-targeted digital advertising and campaign launches that will drive customers to The Guild to super-charge growth.



Projected Annual Sales:

$13,805,000
with $1,000,000 investment in marketing

$7,631,000
with $660,000 investment in marketing

$2,020,000
limited growth in Q1 and Q2 due to COVID-19

2020   2021   2022

Projected Return: $900K in incremental revenue in 2020, 4x ROI within 2 years

Longterm Vision - Creating a Proprietary Space for Brass

Through Series A funding, we will build-out a customized digital platform for working women, inspired by our Guild community. Think Goop.com tailor-made for the young professional woman.

- Inspired by our digital community, Brass will become **so much more** than a clothing brand.
- Brass will be **the go-to online destination** for working women navigating the workplace.
- We will capitalize on a **broader assortment of revenue channels**, such as **brand partnerships, membership models and media content**, creating opportunities for **recurring revenue**.
- Brass will **offer her product, services and content** that **empower her in the workplace** and allow her to **live her life with confidence**.
- Our platform will foster both **digital and in-person networking** opportunities, **facilitating connections** between like-minded, career-driven women.

Investors

We've Done a Lot with a Little

- Bootstrapped with 40% YoY growth
- Minimal investment to-date
- Brass customers have committed ~$150K in capital alongside this round

Founders



Katie Demo - *CEO and Co-Founder*

12 years of business and marketing experience, 8 years in ecommerce. Responsible for setting and executing strategic vision and revenue goals. Manages P&L, including optimizing for efficiency across all operating expenses. Oversees operations to ensure superior customer experience. Sets tone and company culture for a team of 5 full-time employees. Holds a Masters in Business Administration from the University of Massachusetts.



Jenny Rudin - *CCO and Co-Founder*

Designer and entrepreneur with 8 years of experience in the fashion industry. Sets Creative Direction for Brass, leads R&D and production, co-manages business development and strategic initiatives to drive growth. Bachelor of Fine Arts from Washington University in St. Louis.

Senior Leadership and Advisors

Jimmy Hugill - *CFO*

Senior finance executive with experience in strategic finance, M&A, team building and operational improvement. Successful in leading startups and private equity-backed growth organizations within E-Commerce, SaaS, and Financial Services. Led processes across multiple organizations for budgeting/forecasting, management reporting, data process automation, financial modeling, and operational strategy.

Ani Collum - *Business and Strategy*

Retail and consumer-focused expert, advisor, mentor with 20+ years experience working with startups to large DTC brands across all aspects of the business, including concept incubation, branding, marketing, growth projections, inventory mgmt, merchandising and operations. Industry speaker and frequent press contributor for commerce related trends and stories.

Greg Rudin - *Finance and Strategy*

Greg Rudin is a Principal at The Baupost Group, a Boston-based investment firm with approximately $30 billion in assets under management. Greg focuses primarily on investments in public equities and performing and non-performing debt. Prior to his time at

Baupost, Greg was an Investment Analyst at Valinor Management, a long-short equity hedge fund in New York. Greg is a hands-on advisor with Brass helping specifically with company strategy, finance, and fundraising. Greg graduated from Emory University.

Team

Janine Mulone	Head of Brand & Marketing	Creative consultant and brand strategist focused on community activation and engagement. Leads Marketing Team at Brass, sets quarterly brand messaging and collaborates with CEO and CCO on strategic initiatives.
Lexie O'Connor	Head of Operations and Customer Service	Manages daily operational strategies pertaining to customer experience, product launch and fulfillment. Strives to create a customer and community focused culture.
Rachel Kerrigan	Operations Manager	Member of the Operations & Customer Service team. Manages inventory and fulfillment operations to provide an excellent customer experience.
Liza Hsu	Social & Community Manager	Part of the Marketing Team at Brass focusing on Social Media and special projects surrounding our online community.
Abby Zhu	R&D and Production Manager	Manages all development, sourcing, production relationships with factories and vendors for Brass.

Perks

$150	$15 Gift Card
$250	$25 Gift Card
$500	$100 Gift Card
$1,000	$250 Gift Card Free Shipping for Life
$5,000	$500 Gift Card Free Shipping for Life Brass Inner Circle: Invitation to Quarterly Calls with Founders, Opportunity to Join the "Fit-Testing Team"
$10,000	$1000 Gift Card Free Shipping for Life Brass Inner Circle: Invitation to Quarterly Calls with Founders, Opportunity to Join the "Fit-Testing Team" 20% Lifetime Discount Invitation to Brass 2021 Summit: Full-Day Event Including Dinner with the Founders, Travel and Accommodations paid for by Brass Clothing
$25,000	$1000 Gift Card Free Shipping for Life Brass Inner Circle: Invitation to Quarterly Calls with Founders, Opportunity to Join the "Fit-Testing Team" 25% Lifetime Discount Annual Invitation to Brass Summit: Full-Day Event Including Dinner with the Founders, Travel and Accommodations paid for by Brass Clothing

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Brass Clothing LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Brass Clothing LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $3,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors (or equivalent if the Company remains a limited liability company) determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)   CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

> (ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities or Preferred Securities or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)　　The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)　　The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)　　The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)　　The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT

TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investoragrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Boston, MA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Brass Clothing LLC

By:
Name: Katelyn Demo
Title: President
Address: 423 W Broadwat STE 300, South Boston, MA 02127, USA
Email: katie@brassclothing.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _____ between Brass Clothing LLC, a Delaware limited liability company (the "***Company***") and $investor_name$ ("***Member***"). In connection with a conversion of Member's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.
   (a) With respect to all Capital Stock of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Interests***"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.
   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. **Assignment**.

   (a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

   (b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC
	d/b/a Republic
Date:	Date: